FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated December 26, 2011 regarding a final agreement on dissolving T&D joint venture between Hitachi, Fuji Electric and Meiden

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date December 27, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi, Fuji Electric and Meiden Reach Final Agreement

on Dissolving T&D Joint Venture

(Progress Report)

Tokyo, December 26, 2011 — As announced on July 29, 2011, Hitachi, Ltd. (“Hitachi”, NYSE: HIT / TSE: 6501), Fuji Electric Co., Ltd. (“Fuji Electric”, TSE: 6504) and Meidensha Corporation (“Meiden”, TSE: 6508) agreed to begin concrete discussions toward the dissolution of their joint venture in the power transmission and distribution (“T&D”) field.*1 Furthermore, as announced on September 29, 2011, the three companies, reached a basic agreement on this matter.*2 Today, the parties reached the following final agreement (“Final Agreement”).

*1	Please refer to the press release “Hitachi, Fuji Electric and Meiden Begin Discussions toward Dissolving a T & D Joint Venture” dated July 29, 2011.
*2	Please refer to the press release “Hitachi, Fuji Electric and Meiden Reach Basic Agreement on Dissolving T&D Joint Venture (Progress Report)” dated September 29, 2011.

I. Reason for Joint Venture Dissolution

Japan AE Power Systems Corporation (“AE Power”), the joint venture by joint contribution of Hitachi, Fuji Electric and Meiden (“Co-parent Companies”), was established on July 1, 2001 by the consolidation of the three companies’ T&D businesses and has been developing its business globally. In recent years, the market for these T&D systems has seen growing demand, particularly from emerging markets. Going forward, higher growth rate is expected by the progress of the smart energy in social infrastructure and the industrial field, such as the use of the renewable energy resources and the smart grid.

Under such circumstance, the parties had the discussions on the AE Power growth strategy taking into account various factors and they came to reach a same conclusion that there is a need to fundamentally review its growth strategy. The parties recently reached a basic framework agreement that the parties will dissolve AE Power for a better organization and they will rebuild and explore the growth of T&D business in each company level.

II. Overview of Business Succession Due to Joint Venture Dissolution

1. Succession Method for Joint Venture Business

The Co-parent Companies shall take over the business of AE Power via the following methods:

(1)

Hitachi: Hitachi T&D, Ltd. (“Hitachi T&D”), a subsidiary of Hitachi, shall take over a part of the T&D business run by AE Power through an absorption-type corporate split on April 1, 2012. Hitachi will then succeed Hitachi T&D in an absorption-type merger on the same day, in which Hitachi T&D will be the dissolving company.*1

*1	For details of this merger, please also refer to Hitachi’s press release titled “Hitachi to Be Successor Upon Dissolution of T&D Joint Venture Involving Hitachi, Fuji Electric and Meiden,” which was issued on October 31, 2011.

(2)

Fuji Electric: Fuji Electric T&D Succession Co., Ltd. (“Fuji Electric T&D Succession”), a subsidiary of Fuji Electric, shall take over a part of the T&D business run by AE Power through an absorption-type corporate split on April 1, 2012. Fuji Electric will then succeed Fuji Electric T&D Succession in an absorption-type merger on the same day, in which Fuji Electric T&D Succession will be the dissolving company.*2

*2	For details of this merger, please also refer to Fuji Electric’s press release titled “Determination of the Successor Entity and Other Relevant Matters Concerning the Business to Be Acquired by Fuji Electric Following the Dissolution of a T&D Joint Venture Involving Hitachi, Fuji Electric and Meiden,” which was issued on October 27, 2011.

(3)	Meiden: Meiden T&D Corporation (“Meiden T&D”), a subsidiary of Meiden, shall take over a part of the T&D business run by AE Power through an absorption-type corporate split on April 1, 2012.

2. Succession of Rights and Obligations

The assets and others (“Assets”) assumed from the Co-parent Companies when AE Power was established shall be returned to each of the companies, and the rights and obligations relating to the domestic works of AE Power shall be transferred as follows:

(1)	The rights and obligations, excluding switchgear business, of the Kokubu Works (Hitachi-shi, Ibaraki Prefecture): Hitachi

(2)	The rights and obligations relating to switchgear business of the Kokubu Works: Hitachi and Fuji Electric

(3)	The rights and obligations of the Chiba Works (Ichihara-shi, Chiba Prefecture): Fuji Electric

(4)	The rights and obligations of the Numazu Works (Numazu-shi, Shizuoka Prefecture): Meiden T&D

3. Consideration for Business Succession

(1)	Hitachi: Regarding consideration for business succession to Hitachi T&D by way of the absorption-type corporate split outlined in the foregoing 1.(1), Hitachi T&D shall issue 13,174 shares of common stock to AE Power. Furthermore, reflecting that Hitachi T&D is a wholly owned subsidiary of Hitachi, Hitachi shall pay no consideration through new shares, monetary payments and other such means for the absorption-type merger of Hitachi T&D.

(2)	Fuji Electric: Regarding consideration for business succession to Fuji Electric T&D Succession by way of the absorption-type corporate split outlined in the foregoing 1.(2), Fuji Electric T&D Succession shall issue 11,183 shares of common stock to AE Power. Furthermore, reflecting that Fuji Electric T&D Succession is a wholly owned subsidiary of Fuji Electric, Fuji Electric shall pay no consideration through new shares, monetary payments and other such means for the absorption-type merger of Fuji Electric T&D Succession.

(3)	Meiden: Regarding consideration for business succession to Meiden T&D by way of the absorption-type corporate split outlined in the foregoing 1.(3), Meiden T&D shall issue 91,970 shares of common stock to AE Power.

4. Business Succession Schedule

Execution of Final Agreement on Dissolution of Joint Venture, the absorption-type corporate split agreements and the absorption-type merger agreements*	December 26, 2011

Effective date of the corporate splits and absorption-type mergers	April 1, 2012 (planned)

Note:	Hitachi will not seek shareholder approval for the merger of Hitachi T&D because this is a simplified absorption-type merger in accordance with Article 796, Paragraph 3 of the Companies Act of Japan, and Hitachi T&D will not seek shareholder approval because this is a short-form absorption-type merger in accordance with Article 784, Paragraph 1 of the Companies Act of Japan. Fuji Electric will not also seek shareholder approval for the merger of Fuji Electric T&D Succession because this is a simplified absorption-type merger in accordance with Article 796, Paragraph 3 of the Companies Act of Japan.

5. Companies Profiles

(1) Overview of the Joint Venture Company and the Co-parent Companies (as of September 30, 2011)

	Joint Venture Company	Co-parent Companies

Company name	Japan AE Power Systems Corporation	Hitachi, Ltd.	Fuji Electric Co., Ltd.	Meidensha Corporation

Representative	Junichi Oishi, President and Director	Hiroaki Nakanishi, Representative Executive Officer and President	Michihiro Kitazawa President and Representative Director	Junzo Inamura, President and Representative Director

Headquarters	9-1, Shibaura 3-chome, Minato-ku, Tokyo, Japan	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8280	11-2, Osaki 1-Chome, Shinagawa-ku, Tokyo, 141-0032	1-1, Osaki 2-chome, Shinagawa-ku, Tokyo, 141-6029

Established	July 1st, 2001	February 1st, 1920	August 29th, 1923	June 1st, 1917

Business field

Research, development, design, manufacture, engineering, sales, installation and after-sales servicing of products and systems for power transmission and distribution

System engineering, sales, installation and after-sales servicing of products and systems for renewable energy

		Development, manufacture and sales of products and provision of services across 11 segments: Information & Telecommunication Systems, Power Systems, Social Infrastructure & Industrial Systems, Electronic Systems & Equipment, Construction Machinery, High Functional Materials & Components, Automotive Systems, Components & Devices, Digital Media & Consumer Products, Financial Services, Others	Development, manufacture, sales and services of various equipment and systems related to social infrastructure in the industrial, public, energy and transportation sectors, as well as semiconductor devices, photoconductive drums and peripheral imaging devices

Development, manufacture and sales of products and provision of services of Social Infrastructure Systems

(power apparatus for power generation and T&D, water processing system, etc.) and Industrial Systems (products for industrial systems, vehicle testing systems, logistics supports systems and motor drive systems) and Services (product maintenance and facility management)

No. of employees	(Unconsolidated) 1,364	(Consolidated) 372,360 (Unconsolidated) 33,545	(Consolidated) 25,409 (Unconsolidated) 9,487	(Consolidated) 7,092 (Unconsolidated) 3,666

Capital	20.0 billion yen	409.1 billion yen	47.5 billion yen	17.0 billion yen

Major shareholders and shareholdings	Hitachi: 50% Fuji Electric: 30% Meiden: 20%	The Master Trust Bank of Japan, Ltd. (Trust Account): 6.86% Japan Trustee Services Bank, Ltd. (Trust Account): 5.82% State Street Bank and Trust Company 505224: 3.21%	Fujitsu, Ltd.: 9.96% Japan Trustee Services Bank, Ltd.: 6.67% The Master Trust Bank of Japan, Ltd.: 5.47%	Sumitomo Electric Industries, Ltd.: 5.78% Sumitomo Mitsui Banking Corporation: 4.92% NEC Corporation: 3.84%

(2) Overview of Subsidiaries of Co-parent Companies taking over the Joint Venture Business

Company name	Hitachi T&D, Ltd.	Fuji Electric T&D Succession Co., Ltd.	Meiden T&D Corporation

Representative	Yasuhiro Yasaka, Director	Kenzo Sugai, Director	Tetsushi Tanaka, President and Director

Headquarters	1-18-13 Sotokanda, Chiyoda-ku, Tokyo	1-1 Tanabeshinden, Kawasaki-ku, Kawasaki-shi	2-1-1 Osaki, Shinagawa-ku, Tokyo

Established	November 28, 2011	December 14, 2011	October 25, 2011

Business field	Preparation and other relevant activities relating to the acquisition of certain businesses from AE Power by Hitachi in accordance with the Final Agreement	Preparation and other relevant activities relating to the acquisition of certain businesses from AE Power by Fuji Electric in accordance with the Final Agreement	Research, development, design, manufacture, engineering, sales, installation and after-sales servicing of products and systems for power transmission and distribution.

Capital	¥1 million	¥1 million	¥90 million

No. of Shares Issued	One share	One share	900 shares

Fiscal Year-end	March 31	March 31	March 31

Shareholder	Hitachi, Ltd. (Shareholding: 100%)	Fuji Electric Co., Ltd. (Shareholding: 100%)	Meidensha Corporation (Shareholding: 100%)

III. Outlook

The impact on consolidated business results of each of the Co-parent Companies as a result of the succession is yet to be determined. Each of the Co-parent Companies will disclose the impact in a timely manner if recognizing that the succession significantly affects their consolidated business results.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2010 (ended March 31, 2011) consolidated revenues totaled 9,315 billion yen ($112.2 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

About Fuji Electric Co., Ltd.

Fuji Electric develops the business globally with electric power plants and system solutions know-how accumulated by developing social and industrial infrastructures and electric power, and superior expertise in top-level components. The company provides power semiconductors that are indispensable in the reduction of energy consumption in industrial machines, home electronic appliances and automotive electronics, and magnetic discs used in PC disc devices. Furthermore, the Company also provides products closely linked to daily lifestyles, such as vending machines. Moving forward, we will strive to further expand business in the field of “energy and the environment” by fusing and strengthening core technologies. Please refer to the following Web site for further information regarding the Fuji Electric: http://www.fujielectric.com/

About Meidensha Corporation:

Founded in 1897, Meidensha Corporation (“Meiden”) is a leading manufacturer in the heavy electric industry in Japan. In support of many people’s life in energy and their mobility, Meiden products are helping the safe and efficient operation of such mission-critical facilities and systems as power plants, semiconductor factories, substations, water and sewage treatment plants, pure electric vehicles, wind and solar power, high rise buildings, traction power and automobile development. The number of employee: 6,994 people. Annual Revenue of Fiscal Year 2010:167 billion yen (ended March 31, 2011). Main works in Japan: Numazu, Ohta, Nagoya and Kofu. Home Page: http://www.meidensha.co.jp

# # #